CITADEL | Securities

Citadel Securities Institutional LLC

—

2022 Financial Statement

Citadel Securities Institutional LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-69663)

———

Statement of Financial Condition as of December 31, 2022, and Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69663

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/22** AND ENDING **12/31/22**

MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Citadel Securities Institutional LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 South Biscayne Boulevard, Suite 3300

(No. and Street)

Miami	**Florida**	**33131**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Henry	**(212) 651-7726**	Michael.Henry@citadel.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

1 North Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**238**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Henry_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Citadel Securities Institutional LLC (the "Company")_____, as of December 31_____, 2022____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> KELLY KATHLEEN MEHAN
> Notary Public - State of New York
> NO. 01ME6438976
> Qualified in New York County
> My Commission Expires Aug 22, 2026

Signature: _____

Title: _____
Chief Accounting Officer

Kelley Mehan   3-1-2023
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CITADEL SECURITIES INSTITUTIONAL LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member of Citadel Securities Institutional LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Citadel Securities Institutional LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2023

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, www.pwc.com/us

CITADEL SECURITIES INSTITUTIONAL LLC

Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

ASSETS

		As of December 31, 2022
Assets:		
Cash and cash equivalents	$	80,352
Receivable from brokers and dealers		152,392
Receivable from customers		121,357
Receivable from affiliates		18,581
Commissions receivable, net		11,028
Receivable from clearing organizations		8,371
Other assets		4,335
Total assets	$	396,416

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Payable to customers	$	149,171
Securities sold under agreements to repurchase, at fair value		68,210
Payable to brokers and dealers		30,647
Commissions, clearance, and regulatory fees payable		21,486
Payable to affiliates		7,931
Other liabilities		1,417
Total liabilities		278,862
Member's capital		117,554
Total liabilities and member's capital	$	396,416

CITADEL SECURITIES INSTITUTIONAL LLC

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

Organization

Citadel Securities Institutional LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. The Company is also a netting member of the Fixed Income Clearing Corporation. CSHC US LLC ("CSUH"), an affiliate, is the sole member of the Company.

Citadel Securities Group LP ("CSG"), an affiliate, is the manager of the Company. The Company's designated self-regulatory organization is FINRA.

The Company engages in options order routing as well as trades U.S. government securities and equities with institutional and broker and dealer clients. As a result, the Company engages in transactions with Citadel Securities LLC ("CSEC"), an affiliated broker and dealer.

Citadel Enterprise Americas LLC, Citadel Enterprise Americas Services LLC, and Citadel Securities Americas Services LLC ("CSASC"), and certain of their affiliates (collectively, the Citadel Parties"), provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain middle and back office administrative and operational services to the Company. The services contract between the Company and NTHFS is currently effective through May 31, 2024.

NOTE 2

Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statement in accordance with GAAP requires CSG to make estimates and assumptions, the most important of which relate to fair value measurements, that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less. Cash and cash equivalents are held at Bank of New York Mellon.

Receivable from and Payable to Brokers, Dealers, and Clearing Organizations
Receivable from and payable to brokers, dealers, and clearing organizations includes amounts receivable or payable for securities failed to deliver/receive and cash deposited at clearing organizations (see Note 5).

Commissions Receivable, Net
Commissions receivable, net represents amounts receivable from customers for commissions and transaction fees (see Note 9). The balances are presented net of an allowance for doubtful accounts of $1,186. In determining the allowance for doubtful accounts, the Company assesses the collectability of receivables from its customers and considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability.

Receivable from and Payable to Customers
Receivable from and payable to customers represents amounts receivable or payable for securities failed to deliver or receive (see Note 6).

Offsetting Financial Assets and Liabilities
Financial assets and liabilities are offset by counterparty when there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings.

Reverse repurchase agreements and repurchase agreements held as of the reporting date are recorded on the statement of financial condition at their fair value pursuant to the fair value option, plus accrued interest. The Company enters into reverse repurchase and repurchase agreements with CSEC (see Note 3).

Valuation of Financial Instruments
The fair value of a Financial Instrument (as defined below) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is determined by CSG and represents CSG's best estimate of fair value. In all instances, any Financial Instrument may either be valued by CSG or CSG may determine (but is under no obligation to do so) to engage a third party it believes to be qualified to value any Financial Instrument. The Company measures and reports reverse repurchase agreements and repurchase agreements ("Financial Instruments") at fair value.

Fair value is generally based on or derived from (i) closing prices of an exchange market, (ii) prices or inputs disseminated by third parties, including membership organizations, or market participants (e.g., mean of the bid and offer price), or (iii) valuation models using such prices or inputs. In the absence of market prices or inputs that are observable, other valuation techniques are applied. Financial Instruments are generally valued as of the market close (as determined by CSG). CSG may determine to use a different value than would be assigned pursuant to the foregoing if CSG determines that doing so would better reflect fair value (e.g., CSG may determine that market quotations do not represent fair value if trading is halted before market close or a significant event occurs subsequent to market close). These valuation techniques involve some level of estimation and judgment by CSG, the degree of which is dependent on, among other factors, the price observability and complexity of the Financial Instrument, and the liquidity of the market. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of Financial Instruments and such differences may be material.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement. CSG's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument. The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement	
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following describes the valuation techniques applied to the Company's Financial Instruments to measure fair value, including an indication of the level within the fair value hierarchy in which each Financial Instrument is generally classified. Where appropriate, the description includes details of the valuation models and the significant inputs to those models.

REVERSE REPURCHASE AGREEMENTS AND REPURCHASE AGREEMENTS
Reverse repurchase agreements and repurchase agreements are valued by discounting the expected future cash flows using inputs including interest rates and funding spreads, which are determined based on the specific characteristics of the agreements. Reverse repurchase agreements and repurchase agreements are classified within Level 2 of the fair value hierarchy.

Other Financial Instruments
CSG estimates that the aggregate carrying value of financial instruments measured at amortized cost (including receivables and payables) recognized on the statement of financial condition, approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

These financial assets and liabilities include cash, receivable from brokers and dealers, receivable from customers, receivable from affiliate, commissions receivable, net, receivable from clearing organizations, other assets, payable to customers, payable to brokers and dealers, commissions, clearance, and regulatory fees payable, payable to affiliates, and other liabilities. Had these assets and liabilities been included in the fair value hierarchy, all would have been classified within Level 2 except for cash which would have been classified within Level 1.

Financial assets measured at amortized cost are presented at the net amount expected to be collected. Expected credit losses are measured based on historical experience, current conditions, collateralization, and forecasts that impact the collectability of the amount. As of December 31, 2022, based on the historical analysis and forward-looking information, CSG believes that the expected credit losses arising from such financial assets are expected to be immaterial.

Fair Value Option
CSG manages reverse repurchase and repurchase agreements on a fair value basis. The fair value option provides the Company the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings in each period. The primary reason for electing the fair value option is to reflect current market conditions related to reverse repurchase and repurchase agreements in earnings on a timely basis. CSG has elected to apply the fair value option to the Company's reverse repurchase agreements and repurchase agreements.

NOTE 3

Collateralized Transactions

The Company manages credit exposure arising from reverse repurchase agreements and repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreements, net the Company's rights and obligations under such agreements, buy-in undelivered securities and liquidate and offset collateral against any net obligation remaining by the counterparty. For the year ended December 31, 2022, all of the Company's reverse repurchase and repurchase agreements were with CSEC, an affiliate (Note 4).

Reverse repurchase agreements and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements. Also, CSEC generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements. As of December 31, 2022, substantially all securities collateral received under reverse repurchase agreements has been delivered.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by U.S. government securities to the extent an offsetting agreement with the same counterparty has not otherwise reduced the Company's or counterparty's exposure.

Offsetting of Certain Collateralized Transactions
The following table presents information about the offsetting of these instruments.

ASSETS AS OF DECEMBER 31, 2022

	Reverse Repurchase Agreements
Included in the statement of financial condition	
Gross amounts	$ 1,017
Amounts offset	(1,017)
Net amounts	—
Amounts not offset	
Counterparty netting	—
Financial instruments, at fair value	—
Total	$ —

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

LIABILITIES AS OF DECEMBER 31, 2022

	Repurchase Agreements
Included in the statement of financial condition	
Gross amounts	$ 69,227
Amounts offset	(1,017)
Net amounts	68,210
Amounts not offset	
Counterparty netting	—
Financial instruments, at fair value	(67,975)
Total	$ 235

In the tables above:
- Gross amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or credit support agreement in place. These amounts also include financing interest receivables and payables related to these transactions.
- Amounts offset and financial instruments, at fair value, relate to legally enforceable master netting agreements or credit support agreements.
- Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement and/or credit support agreement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- Financial instruments not offset in the statement of financial condition include the fair value and accrued coupon interest of securities purchased or sold under the agreement to resell or repurchase, respectively, and cash collateral, where applicable. These amounts may include any over-collateralization of such transactions.

Collateralized Transactions–Maturities and Collateral Pledged
The following table presents the gross carrying value of repurchase agreements by remaining contractual maturity and class of collateral pledged as of December 31, 2022.

	Repurchase Agreements
Overnight	
U.S. government securities	$ 69,214
Total	69,214
Financing interest payable	13
Gross amounts	$ 69,227

NOTE 4

Transactions with Related Parties

Expenses
Pursuant to an administrative services agreement, the Company pays the Citadel Parties on a cost and/or cost-plus basis, as applicable, for direct and reimbursable administrative, general, and operating expenses, including employee compensation and benefits, paid by these entities, on behalf of the Company. As of December 31, 2022, the Company had a combined payable to the Citadel Parties of $7,931, which is reflected as payable to affiliates on the statement of financial condition. As of December 31, 2022, the Company has paid compensation to CSASC of $1,836, which has not yet been expensed due to service vesting requirements. Such amount is included in other assets on the statement of financial condition.

Executing Activities
During 2022, the Company provided execution services to CSEC under a cost plus agreement. As a result of this activity, the Company recognized service fees from CSEC and incurred commission expense to CSEC for acting as a counterparty for trades with third parties. As of December 31, 2022, the Company had a receivable from CSEC of $18,578, which is included in receivable from affiliate on the statement of financial condition. As of December 31, 2022, the Company had commission payable to CSEC of $19,549, which is included in commissions, clearance and regulatory fees payable on the statement of financial condition.

In 2022, the Company also provided execution services to Citadel Securities Swap Dealer LLC ("CSSD"), an affiliate. Additionally, the Company earned and incurred charges related to failed delivery of securities with CSEC and CSSD.

The Company trades equity securities on an agency basis for CRBU Holdings LLC, an affiliate.

Reverse Repurchase and Repurchase Agreements
During 2022, the Company entered into reverse repurchase and repurchase agreements with CSEC, the details of which as of December 31, 2022, are presented in the following table.

AS OF DECEMBER 31, 2022

Fair value of securities collateral received for reverse repurchase agreements	$ 1,016
Fair value of securities collateral pledged for repurchase agreements	68,991

In the table above, the fair value of securities collateral received and pledged includes accrued coupon interest.

Loan Agreement
The table below discloses the significant terms and financial information associated with the Company's borrowing agreement with Citadel Securities LP ("CSLP").

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2022

Borrowing Agreement				
Lender	Total Facility Limit	Interest Rate	Outstanding Principal and Accrued Interest	Maturity Date
CSLP	$ 100,000	SOFR + 1.41%	$ —	December 31, 2023

In the table above:
- The loan agreement is unsecured and payable on demand.
- Effective January 1, 2022, interest rates on the loan agreement have been updated from referencing LIBOR to reference SOFR.
- The maturity date represents the amended maturity date valid as of December 31, 2022.
- Subsequent to December 31, 2022, the Company's borrowing agreement with CSLP was terminated and replaced with a new senior unsecured loan facility. The new facility limit of $100,000 is uncommitted and all loan advances will be subject to CSLP's approval.

Miscellaneous Related Party Transactions
Certain of the Company's transactions with various clients have been guaranteed by CSUH. These guarantees may be unconditional guarantees without a specific term. In certain instances, the guarantees may be terminated by CSUH with respect to prospective obligations upon prior notice to the counterparty.

CITADEL SECURITIES INSTITUTIONAL LLC

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

NOTE 5

Receivable from Brokers, Dealers, and Clearing Organizations and Payable to Brokers and Dealers

Amounts receivable from brokers, dealers, and clearing organizations at December 31, 2022, consist of the following:

	Receivables
Receivable from brokers and dealers	$ 26,063
Securities failed to deliver to CSEC	126,329
Receivable from brokers and dealers	$ 152,392

	Receivables
Receivable from clearing organizations	$ 8,371
Receivable from clearing organizations	$ 8,371

Amounts payable to brokers and dealers at December 31, 2022, consist of the following:

	Payables
Payable to brokers and dealers	$ 14
Securities failed to receive	3,952
Securities failed to receive from CSEC	26,681
Payable to brokers and dealers	$ 30,647

The receivable from brokers, dealers, and clearing organizations and payable to brokers and dealers may include cash balances and amounts receivable or payable for unsettled trades and securities failed to deliver or receive.

NOTE 6

Receivable from and Payable to Customers

Amounts receivable from and payable to customers at December 31, 2022, consist of the following:

	Receivables	Payables
Securities failed to deliver/receive	$ 121,357	$ 149,171
Receivable/payable from/to customers	$ 121,357	$ 149,171

NOTE 7

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, liquidity risk, and operational risk. CSG seeks to monitor and manage these risks on an ongoing basis.

Market Risk
Market risk is the potential for changes in the value of a financial instrument and the securities collateral received and/or pledged under reverse repurchase and repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CSG seeks to manage market risk in various ways, including through diversifying exposures and guidelines on position sizes. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices or volatilities of financial instruments.

Credit Risk
Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Risks may arise associated with the Company's transactions with counterparties as a result of nonperformance by the counterparties.

The Company's customer activities involve the execution and settlement of securities transactions, which may expose the Company to credit risk. Customer activities are transacted on a delivery versus payment or cash basis. For these transactions, the Company is exposed to the risk of loss in the event of nonperformance by a customer or broker. In the event that a customer or broker fails to perform, the Company may be required to execute the transaction at current market prices. The Company does not extend credit to customers through margin accounts. The Company's credit exposure to institutional customers is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance in financing arrangements by entering into master netting agreements and collateral posting with counterparties. These master netting agreements provide the Company with the right to demand collateral, as well as the right, in the event of counterparty default, to liquidate collateral and offset receivables and payables covered under the same master netting agreement. CSG monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure and, when necessary, attempts to recall any material excess collateral balances. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing financing sources as deemed appropriate.

The cash balances held at a global financial institution, which typically exceed government sponsored insurance coverage, subject the Company to a concentration of credit risk. Where possible, CSG seeks, to mitigate the credit risk that exists with these account balances by, among other things, maintaining these account balances pursuant to segregated custodial arrangements, or by managing the amount of cash the Company has on deposit with banks and other globally recognized financial institutions.

Liquidity Risk
With respect to asset and liability management, the Company diversifies financing across counterparties and contractual types, focusing on a variety of financing arrangements with strong contractual terms, active balance sheet and capital planning, and developing scalable infrastructure including direct funding capabilities, where applicable. Management also targets to maintain a pool of excess liquidity at the Company for these planned and contingent needs.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

Operational Risk

Operational risk is defined as the risk of financial loss or damaged reputation resulting from inadequate or failed internal processes, people and systems, or from external events. CSG seeks to identify, measure, monitor, and manage material operational risks by continuing to develop and implement enhanced methodologies in the processes that support the Company's key activities.

Other Risks

The Company is subject to risks associated with unforeseen or catastrophic events, including, but not limited to, geopolitical events, terrorist attacks, natural disasters, cyberattacks and the emergence of a pandemic, which could create economic, financial, and business disruptions. These events could lead to operational difficulties that could impair CSG's ability to manage the Company's activities. CSG seeks to manage this risk through continuity and resiliency planning.

Legal, tax and regulatory changes could occur during the term of the Company. Certain of such changes could have a material adverse effect on the Company.

NOTE 8

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CSG believes the risk of material loss from these arrangements to be remote.

Also, the Company's potential liabilities with respect to litigation, if any, are not included in CSG's estimate of reasonably possible loss as CSG does not believe that the outcomes of such litigation will have a material adverse effect on the Company's financial position.

NOTE 9

Contracts with Customers

For the year ended December 31, 2022, revenue from contracts with customers consisted of:

Service Income from Affiliate

The Company receives service fees on a monthly basis from CSEC for trade execution services provided (see Note 4). Service fees are recognized over time in the period when services are provided.

Commissions and Transaction Fees

The Company earns commissions for executing trades on behalf of its customers and is also generally reimbursed by the customers for transaction fees incurred. Commissions and reimbursement of transaction fees are recorded on a trade date basis as securities transactions occur. Commissions on equity trades are paid on settlement date and commissions on options order routing and transaction fees are billed monthly.

As of December 31, 2022, the Company's commissions receivable from contracts with customers was $11,028 and is reflected as commissions receivable, net on the statement of financial condition. The Company did not have unsatisfied or partially satisfied performance obligations related to its trade execution services with third-parties or affiliate.

NOTE 10

Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly; rather these are borne by CSUH, CSUH's members, or the partners of CSUH's members, where applicable.

In accordance with GAAP, CSG has reviewed the Company's tax positions for all open tax years. As of December 31, 2022, CSG has determined that the Company was not required to establish a liability for uncertain tax positions.

NOTE 11

Regulatory Requirements

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. At December 31, 2022, net capital was $83,341 in excess of the Company's required minimum net capital of $250.

The Company claims an exemption from Securities Exchange Act Rule 15c3-3 ("SEA Rule 15c3-3") based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

NOTE 12

Subsequent Events

The Company has performed an evaluation of subsequent events through March 1, 2023, which is the date the financial statement was available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statements, except as discussed in Note 4.